SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 5 )

                               AVESIS INCORPORATED
                               -------------------
                                (Name of issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    053650107
                                    ---------
                                 (CUSIP Number)

                     William L. Richter, Richter & Co., Inc.
               450 Park Avenue, New York, NY 10022 (212) 421-6300

                                 with copies to:

                     Joel H. Alperstein, Avesis Incorporated
                 3724 N. Third St., Suite 300, Phoenix, AZ 85012
                                 (602) 241-3400
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                  May 27, 1998
                                  ------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                        (Continued on following page(s))

                                Page 1 of 8 Pages

CUSIP No. 053650107                                            Page 2 of 8 Pages
          ---------
--------------------------------------------------------------------------------
1        NAME OF REPORTING  PERSONS SS. OR I.R.S.  IDENTIFICATION  NOS. OF ABOVE
         PERSON
               William L. Richter
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
               N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
--------------------------------------------------------------------------------
    Number of       7     SOLE VOTING POWER
     Shares               1,694,110 (including shares shown on pages 3-4 hereof)
   Beneficially   --------------------------------------------------------------
    Owned by        8     SHARED VOTING POWER
      Each
    Reporting     --------------------------------------------------------------
     Person         9     SOLE DISPOSITIVE POWER
      With                1,694,110 (including shares shown on pages 3-4 hereof)
                  --------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,694,110
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               32.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
               IN
--------------------------------------------------------------------------------

CUSIP No. 053650107                                            Page 3 of 8 Pages
          ---------
--------------------------------------------------------------------------------
1        NAME OF REPORTING  PERSONS SS. OR I.R.S.  IDENTIFICATION  NOS. OF ABOVE
         PERSON
               Richter & Co., Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
               N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
    Number of          7     SOLE VOTING POWER
     Shares                       684,000
   Beneficially     ------------------------------------------------------------
    Owned by           8     SHARED VOTING POWER
      Each
    Reporting       ------------------------------------------------------------
     Person            9     SOLE DISPOSITIVE POWER
      With                        684,000
                    ------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               684,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

CUSIP No. 053650107                                            Page 4 of 8 Pages
          ---------
--------------------------------------------------------------------------------
1        NAME OF REPORTING  PERSONS SS. OR I.R.S.  IDENTIFICATION  NOS. OF ABOVE
         PERSON
               Richter Investment Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [x]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
               N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
    Number of          7     SOLE VOTING POWER
     Shares                       722,830
   Beneficially     ------------------------------------------------------------
    Owned by           8     SHARED VOTING POWER
      Each
    Reporting       ------------------------------------------------------------
     Person            9     SOLE DISPOSITIVE POWER
      With                        722,830
                    ------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               722,830
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Statement relates to Common Stock, $.01 par value, of Avesis Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 3724 North Third Street, Suite 300, Phoenix, Arizona 85012.

Item 2.  Identity and Background.

         This statement is being filed by:

         (a) William L. Richter, Richter Investment Corp., a Delaware Corporation, and Richter & Co., Inc., a Delaware Corporation

         (b) Filing person's address: Richter & Co., Inc. 450 Park Avenue, 28th Floor, New York, NY 10022

         (c) William L. Richter is President of Richter & Co., Inc., which is a broker-dealer wholly owned by Richter Investment Corp., a holding company. The names, residence or business addresses and present principal occupation or employment of the executive officers and directors of Richter Investment Corp., and Richter & Co., Inc. are set forth in Appendix 1 hereto and incorporated herein by this reference.

         (d) To the best of the filing persons knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best of the filing persons knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Richter is a citizen of the United States.
                                Page 5 of 8 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to an Offer to Exchange for the Issuer's Class A, Nonvoting Cumulative Convertible Preferred Stock, Series 2 ("Series 2 Shares"), dated May 27, 1998, all tendering shareholders received the Issuer's Class A, Senior Nonvoting Cumulative Convertible Preferred Stock, Series A ("Series A Shares"), at a one share to one share exchange rate. Mr. Richter tendered 50,099 Series 2 Shares, convertible into 125,248 shares of the Common Stock of the Issuer, and received 50,099 Series A Shares, which as of May 27, 1998 were convertible into 500,990 shares of the Common Stock of the Issuer. There were no funds or other consideration used to tender the Series 2 Shares in the Offer to Exchange.

Item 4.  Purpose of Transaction.

         All of the Issuer's shares held by William L. Richter, Richter Investment Corp., Richter & Co., Inc. and the persons listed in Appendix 1 are held for investment purposes only. Except as described above and that Mr. Richter is the Co-Chairman ( and a director) of the Issuer's Board of Directors, none of the above persons has any present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although such persons may from time to time in the future acquire or sell shares of Common Stock or securities convertible into Common Stock. At present, each of such persons contemplates that such additional shares, if any, would also be purchased for investment purposes only. Statements as to the persons listed in Appendix 1 are made to the knowledge of the filing persons.

Item 5.  Interest In Securities of the Issuer.

         (a) The aggregate number and percentage of Issuer Common Stock beneficially owned by William L. Richter is 1,694,110 and 32.0%, respectively (including the securities referred to in the next sentence). Richter Investment Corp. is the beneficial owner of 722, 830 shares or 13.6% of Common Stock (including the securities referred to in the next sentence). Richter & Co., Inc. is the beneficial owner of 684,000 shares or 12.9% of Common Stock.

         (b) See Items 7 through 10 on the Cover Pages of this Amendment No. 5 to Schedule 13D.

         (c) The following transactions were effected since 60 days prior to the date of the event that requires filing of this statement:
                                Page 6 of 8 Pages

         (i) Pursuant to an Offer to Exchange for the Issuer's Class A, Nonvoting Cumulative Convertible Preferred Stock, Series 2 ("Series 2 Shares"), dated May 27, 1998, all tendering shareholders received the Issuer's Class A, Senior Nonvoting Cumulative Convertible Preferred Stock, Series A ("Series A Shares"), at a one share to one share exchange rate. Mr. Richter tendered 50,099 Series 2 Shares, convertible into 125,248 shares of the Common Stock of the Issuer, and received 50,099 Series A Shares, which as of May 27, 1998 were convertible into 500,990 shares of the Common Stock of the Issuer. There were no funds or other consideration used to tender the Series 2 Shares in the Offer to Exchange.

         (ii) Richter & Co., Inc. and William L. Richter acquired 150,000 and 100,000 shares of Common Stock of the Issuer, respectively, pursuant to the Supplemental Investment Banking Agreement entered into on April 23, 1998.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         1. Stock Purchase Warrant issued to Richter & Co., Inc. dated March 18, 1993 for the purchase of 240,000 shares of the Issuer's Common Stock. *

         2. Stock Purchase Warrant issued to William L. Richter dated March 18, 1993 for the purchase of 160,000 shares of the Issuer's Common Stock. *

         3. Registration Rights Agreement dated March 18, 1993 among Avesis Incorporated, National Health Enterprises, Inc., Alan Cohn and Kenneth L. Blum, Jr. (as referred to in Section 8 of the above Warrants). *

         4. Certification of Joint Filing pursuant to Rule 13d-1(f). **

         5. Supplemental Agreement to the December 5, 1994 Investment Banking Agreement, filed as Exhibit 1 hereto.

---------------------
* Incorporated by reference from Amendment No. 2 to Schedule 13D of the filing persons, dated March 18, 1993

**       Incorporated  by reference  from Amendment No. 4 to Schedule 13D of the filing persons, dated November 29, 1994
                                Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         June 14, 1998
         -------

                                             /s/ William L. Richter
                                             -----------------------------------
                                             William L. Richter


                                             RICHTER & CO., INC.



                                             By: /s/ William L. Richter
                                                --------------------------------
                                                 William L. Richter
                                                 President


                                             RICHTER INVESTMENT CORP.



                                             By: /s/ William L. Richter
                                                --------------------------------
                                                 William L. Richter
                                                 President
                                Page 8 of 8 Pages

                                   APPENDIX 1

1.         Richter Investment Corp.
           ------------------------
           Directors
           ---------

           Richard L. Rubin               36 The Crossings               Professor of Political Science and Public
                                          Purchase, NY 10577             Policy at Swarthmore College; President of
                                                                         the Dedalus Foundation, Inc.; engaged in
                                                                         various investments
           William L. Richter             450 Park Avenue                Chairman and President of Richter Investment
                                          28th Floor                     Corp. and Richter & Co., Inc.; Co-Chairman
                                          New York, NY 10022             of Avesis Incorporated, Vice-Chairman of
                                                                         Rent-A-Wreck of America, Inc.
           Executive Officers
           ------------------

           William L. Richter             450 Park Avenue                President
                                          28th Floor
                                          New York, NY 10022
           L. Christine Lynch             450 Park Avenue                Vice President and Secretary
                                          28th Floor
                                          New York, NY 10022

2.         Richter & Co., Inc.
           -------------------
           Directors
           ---------

           William L. Richter             450 Park Avenue                Directors
                                          28th Floor
                                          New York, NY 10022

           Executive Officers
           ------------------

           William L. Richter             450 Park Avenue                President
                                          28th Floor
                                          New York, NY 10022
           L. Christine Lynch             450 Park Avenue                Vice President
                                          28th Floor
                                          New York, NY 10022